SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.


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                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Immediate Report filed with the Israel Securities Authority and the Tel Aviv Stock Exchange August 20, 2008.





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                                                                          ITEM 1


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                          012 SMILE.COMMUNICATIONS LTD.
                                 (the "Company")


                                                                 August 20, 2008

To: Tel Aviv Stock Exchange                     To: Israeli Securities Authority

                              Re: Immediate Report




BUSINESS NEWS

                              FOR IMMEDIATE RELEASE


                012 Smile.Communications Announces Implementation
                     of the Gronau Committee Recommendations


PETACH TIKVA, Israel, August 20 2008 - 012 Smile.Communications (NASDAQ Global market and TASE: SMLC), a growth-oriented provider of communication services in Israel, today announced that Israel's Minister of Communications declared his decision to implement the recommendations of the Gronau Committee for the increased competition in the communication market. The declaration constitutes (among others) the following decisions:

1. Increase the competition within the Israel cellular communication market, by granting MVNO licenses.

2. Cellular operators will not be allowed to enter the international long distance market unless an international communication services provider will be granted an MVNO license, and subject to changes in the tariffs of the international calls made by cellular phone users.

3. Increase the competition within the landline communication services, by enforcing Local Loop Unbundling (LLU) of the infrastructure of Bezeq, The Israel Telecommunication Corp. Ltd., the incumbent local telephony provider in Israel. Following such LLU, Bezeq's subsidiaries will be allowed to offer bundled services, subject to several additional terms and conditions.

         If fully implemented, these changes will allow the Company to compete in the mobile market and in the IPTV sector and improve its competitive position in the domestic land lines market.




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About 012 Smile.Communications:

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Ms. Idit Azulay

012 Smile.Communications Ltd

+972 72-2003848

i.azulay@smile.net.il





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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                  (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  August 20, 2008